Exhibit 99.1

Hexindai Upgrades Social e-Commerce Platform Xiaobai Maimai

BEIJING, CHINA, August 13, 2020 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a mobile e-commerce and consumer lending platform in China, today announced that it has launched an upgraded version of its new form of social e-commerce platform Xiaobai Maimai, offering high-quality and affordable branded products.

Xiaobai Maimai leverages its cooperation with major domestic e-commerce platforms and services marketplaces as part of its integrated buyer resources to select and source goods and services. The upgraded version of Xiaobai Maimai offers a wider variety of high-quality products covering food and beverage, wine and cigarettes, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On the shopping app, consumers can easily compare these superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for consumers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the app. Currently, Xiaobai Maimai deploys a membership rating system that rewards users with a small commission for every purchase, share or recommendation of a product made to friends.

Mr. Xiaobo An, Founder, Chairman and Chief Executive Officer of Hexindai, commented, “We are on track with our transformation strategy to further diversify our revenue to include among other businesses, a social e-commerce platform. In the first half of this year, we launched the social e-commerce platform Xiaobai Maimai, which rewards users with a small commission when they shop and recommend products to their family and friends. This word-of-mouth and commission scheme has been very well received among our users, and at the same time has greatly reduced our marketing expenses. As of July 31, 2020, Xiaobai Maimai had approximately 160,000 active users on the app. Recently, the operating entity of Xiaobai Maimai successfully joined the Social e-Commerce Branch of China Association of Trade in Services (CATIS) and became one of its Deputy Presidents. As the country’s only national non-profit social organization of trade in services established by the Ministry of Commerce of China, CATIS has more than 300 members representing various leading companies and industries nationwide. The Social e-Commerce Branch of CATIS was formally established in 2019 to assist the government in conducting research in the field of social e-commerce related to legislation, regulation, industry standards, and the development roadmap. We are honored to join this alliance and jointly conducted this year’s research with the social e-commerce branch and released the 2020 Social e-Commerce Development Report. According to the report, China’s social e-commerce market continues to grow at an unprecedented rate. The domestic e-commerce market now serves 740 million people with their daily consumption needs and involves 83.5 million practitioners in the market. The transaction volume of social e-commerce in 2020 is expected to exceed RMB4 trillion, an increase of 80% year-over-year. We are very pleased to enter this dynamic field and further grow our expertise in digital transformation. By leveraging years of experience in the Internet industry and our strong technical capabilities, we are determined and confident to actively explore new market opportunities in this field. In the next steps, we will continue to deepen our cooperation with major e-commerce platforms and introduce more popular products and promotional events to our users. We will continue to execute our strategy to diversify our business and harness the booming online economy for more sustainable returns for our shareholders.”

For more information about the 2020 Social e-Commerce Development Report, please visit http://www.catis.org.cn/photoNewsDetail?id=618.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a mobile e-commerce and consumer lending platform based in Beijing, China. The Company collaborates with brands both online and offline to offer high-quality and affordable branded products through its new form of social e-commerce mobile platform and facilitates loans to meet the increasing consumption needs of underserved prime borrowers through its online consumer financing marketplace. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com.

For investor inquiries, please contact:

Hexindai

Investor Relations

Email: ir@hexindai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com